SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 September 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Americas RevPAR Growth to 31 August 2008 dated 23 September 2008

99.1

23 September 2008

InterContinental Hotels Group PLC

Announces Americas RevPAR Growth to 31 August 2008

InterContinental Hotels Group's ("IHG") annual conference for hotel owners in the Americas region commences this week. The revenue per available room (RevPAR) performance of IHG's brands in the Americas for August 2008 will be disclosed at this conference.

Details of RevPAR for IHG's brands in the Americas for July and August 2008, for the third quarter year to date and for the eight month period to 31 August 2008 are accordingly disclosed below.

Americas Comparable RevPAR Growth (constant currency)	July 2008	August 2008	July & August 2008	Eight months to 31 August 2008
InterContinental	4.2%	3.3%	3.8%	5.0%
Crowne Plaza	2.8%	1.0%	1.9%	1.9%
Holiday Inn	0.5%	(1.4)%	(0.4)%	0.5%
Holiday Inn Express	3.5%	0.5%	2.0%	3.1%
Staybridge Suites	3.6%	1.1%	2.4%	3.5%
Candlewood Suites	4.0%	0.0%	2.0%	1.8%
Indigo	5.6%	4.3%	5.0%	11.3%
Total Americas	2.2%	0.0%	1.1%	2.0%

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon, Emma Corcoran):	+44 (0) 1895 512 426
+44 (0) 7808 094 471

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is one of the world's largest hotel groups by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 4,000 hotels and more than 590,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 39 million members worldwide.

IHG has more than 1,700 hotels in its development pipeline, which will create 150,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at  www.ihg.com  and information for the Priority Club Rewards programme at  www.priorityclub.com . For the latest news from IHG, visit our online Press Office at  www.ihg.com/media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 September 2008